Exhibit 99.2

Financial Statements

For the period ended
September 30, 2008

Q3

Balance Sheets
Unaudited

	AS AT SEPTEMBER 30	AS AT DECEMBER 31
(amounts in thousands of dollars)	2008	2007*

ASSETS
Current
Cash and cash equivalents	$197,331	$310,504
Accounts and other receivables	18,200	13,495
Interest reserve account	75,566	137,328
Other short-term assets (notes 8c & 12)	5,768	-
	296,865	461,327

Property, plant and equipment	4,145,017	3,373,844
Commodity contracts	12,063	64
Future income tax asset	-	2,153
	$4,453,945	$3,837,388
LIABILITIES
Current
Accounts payable and accrued liabilities	$197,277	$190,723
Short-term debt (note 4)	100,000	-
	297,277	190,723

Long-term debt (note 4)	2,294,350	1,734,775
Future income tax liability	17,377	-
Obligation under capital lease (note 9b)	30,324	29,600
Other long-term liabilities (note 5)	10,252	66,677
	2,649,580	2,021,775
SHAREHOLDERS’ EQUITY (note 6)
Capital stock	1,847,461	1,837,253
Warrants	15,137	15,686
Contributed surplus	14,624	11,897
Deficit	(72,857)	(49,223)
	1,804,365	1,815,613
	$4,453,945	$3,837,388

See accompanying notes to the financial statements

*Derived from the audited December 31, 2007 financial statements

         OPTI CANADA INC. - 2 - 2008 Q3 INTERIM REPORT

Q3

Statements of Earnings (Loss), Comprehensive Earnings (Loss) and Deficit
Unaudited

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
(amounts in thousands of dollars, except per share amounts)

Interest income	$821	$3,010	$4,242	$10,634

Expenses
General and administrative	3,711	3,261	11,975	9,730
Financing charges	43	10,733	893	11,483
Loss (gain) on commodity contracts	(8,406)	1,560	(3,066)	3,267
Amortization and accretion	1,059	360	2,927	1,119
	(3,593)	15,914	12,729	25,599

Earnings (loss) before taxes	4,414	(12,904)	(8,487)	(14,965)

Income taxes
Future tax expense (recovery)	1,218	137	(1,517)	(26)
	1,218	137	(1,517)	(26)

Earnings (loss) and comprehensive earnings (loss)	3,196	(13,041)	(6,970)	(14,939)

Deficit - beginning of period	(76,053)	(41,635)	(49,223)	(12,453)
Adoption of new accounting policy	-	-	-	(27,284)
Deficit - beginning of period as restated	(76,053)	(41,635)	(49,223)	(39,737)

Expiration of call obligations (note 6d)	-	-	(16,664)	-
Deficit - end of period	$(72,857)	$(54,676)	$(72,857)	$(54,676)

Earnings (loss) per share, basic and diluted	$0.02	$(0.07)	$(0.04)	$(0.09)

See accompanying notes to the financial statements

         OPTI CANADA INC. - 3 - 2008 Q3 INTERIM REPORT

Q3

Statement of Cash Flows
Unaudited

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
(amounts in thousands of dollars)

Cash provided by (used in)

Operating activities
Earnings (loss) and comprehensive earnings (loss)	$3,196	$(13,041)	$(6,970)	$(14,939)
Items not affecting cash
Amortization and accretion expense	1,059	360	2,927	1,119
Stock-based compensation expense	399	395	1,385	1,081
Loss (gain) on commodity contracts	(8,406)	1,560	(3,066)	3,267
Interest on commodity contract liability	65	-	130	-
Unrealized foreign exchange gain	394	-	335	-
Future tax expense (recovery)	1,218	137	(1,517)	(26)
	(2,075)	(10,589)	(6,776)	(9,498)
Asset retirement costs incurred	(1)	(3)	(9)	(18)
Net change in non-cash working capital	49	(1,233)	(1,362)	1,862
	(2,027)	(11,825)	(8,147)	(7,654)
Financing activities
Increase in long-term debt	170,000	794,700	532,000	870,700
Repayments of long-term debt	-	(552,820)	-	(552,820)
Proceeds from share issuances	868	300	6,971	16,790
Decrease in principal portion of capital lease obligation	(95)	-	(176)	-
Net change in non-cash working capital	-	(800)	(760)	(5,553)
	170,773	241,380	538,035	329,117
Investing activities
Property, plant and equipment additions	(192,900)	(238,555)	(710,798)	(817,653)
Increase in commodity contracts	-	-	-	(3,843)
Settlement of interest rate swap	-	-	-	(2,201)
Decrease in short-term investments	-	-	-	37,097
Decrease in interest reserve account	(223)	(29,220)	69,554	32,150
Net change in non-cash working capital	14,172	34,460	(4,230)	46,585
	(178,951)	(233,315)	(645,474)	(707,865)
Foreign exchange gain (loss) on cash and cash equivalents held in foreign currency	2,103	(279)	2,413	(3,689)

Decrease in cash	(8,102)	(4,039)	(113,173)	(390,091)

Cash and cash equivalents - beginning of period	205,433	150,614	310,504	536,666
Cash and cash equivalents - end of period	$197,331	$146,575	$197,331	$146,575

See accompanying notes to the financial statements

         OPTI CANADA INC. - 4 - 2008 Q3 INTERIM REPORT

1.	SUMMARY OF OPERATIONS

OPTI Canada Inc. (OPTI) is a public Canadian company with its shares listed for trading on the Toronto Stock Exchange (Symbol: OPC).  OPTI’s primary activity is the Long Lake Project (the Project), in which OPTI has a 50 percent working interest.

On January 1, 2008, OPTI Long Lake LP (Partnership) was dissolved by a distribution of assets to each of the partners, OPTI and OPTI GP Inc.  On January 1, 2008, OPTI GP Inc. was amalgamated with OPTI Canada Inc.

2.	ACCOUNTING POLICIES

The interim financial statements of OPTI Canada Inc. are presented in accordance with Canadian Generally Accepted Accounting Principles (GAAP).  These interim financial statements have been prepared using the same accounting policies and methods of computation as the financial statements for the year ended December 31, 2007 except as identified below.  These interim financial statements do not contain all the disclosures required for annual financial statements.  Accordingly, they should be read in conjunction with the annual financial statements and the notes thereto for the year ended December 31, 2007.

3.	NEW ACCOUNTING POLICIES

a)	Capital disclosures
On January 1, 2008, OPTI adopted the Canadian Institute of Chartered Accountants (CICA) handbook section 1535 “Capital Disclosures.” Section 1535 requires the disclosure of OPTI’s objectives, policies and processes for managing capital.  This includes qualitative information regarding OPTI’s objectives, policies and processes for managing capital and quantitative data about what OPTI manages as capital.  These disclosures are based on information used internally by OPTI’s management.  See note 7.

b)	Financial instruments
On January 1, 2008, OPTI adopted the CICA handbook section 3862 “Financial Instruments - Disclosures,” and section 3863 “Financial Instruments - Presentation.”  Sections 3862 and 3863 replace section 3861 “Financial Instruments - Disclosure and Presentation” which revises financial instruments disclosure requirements and leaves unchanged its presentation requirements.  These new sections place increased emphasis on disclosures about the nature and extent of risks arising from financial instruments and how OPTI manages those risks.  See discussion in OPTI’s third quarter 2008 Management’s Discussion and Analysis (“MD&A”) under the heading “Financial Instruments.”

c)	Future accounting changes

(i)    The CICA issued a new accounting standard section 3064 “Goodwill and Intangible Assets” which is effective for OPTI in the first quarter of 2009.  This standard replaces section 3062 “Goodwill and Other Intangible Assets” and section 3450 “Research and Development Costs.”  The new section establishes standards for the recognition, measurement, presentation and disclosure of goodwill and intangible assets.  The provisions relating to the definition and initial recognition of intangible assets are equivalent to the corresponding provisions of International Financial Reporting Standard IAS 38, “Intangible Assets.”  Emerging Issues Committee (EIC) abstract 27 “Revenues and Expenditures During the Pre-Operating Period” will no longer apply once section 3064 is adopted.  Accounting Guideline (AcG) 11 “Enterprises in the Development Stage” is amended to delete references to deferred costs and to provide guidance on development costs as intangible assets under section 3064.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. - 5 - 2008 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

3. NEW ACCOUNTING POLICIES (CONTINUED)

In accordance with GAAP and OPTI’s accounting policies, OPTI has capitalized gains and losses related to the translation of OPTI’s U.S. dollar debt as well as unrealized gains and losses related to certain financial derivatives associated with its long-term debt. As a result of these proposed changes to GAAP, OPTI expects that these capitalized gains and losses will no longer meet the criteria for capitalization.  As such, OPTI anticipates expensing these items with retroactive effect on January 1, 2009 with a corresponding adjustment to opening deficit. The magnitude of this adjustment will depend primarily on the value of the contracts at December 31, 2008 whose value reflects the then current and future value of foreign exchange and interest rates.

(ii)    On February 13, 2008 the CICA Accounting Standards Board announced that Canadian public reporting issuers will be required to report under International Financial Reporting Standards (“IFRS”) in 2011. Prior to the adoption date, certain MD&A disclosures are required, beginning for the fourth quarter of 2008. OPTI is currently evaluating the impact of these new standards.

4.	DEBT FACILITIES

OPTI’s debt consists of the following:

	September 30, 2008	December 31, 2007
Senior secured notes (a)	$1,862,350	$1,734,775
$500 million revolving credit facility (b)	432,000	-
Long-term debt	2,294,350	1,734,775

Short-term debt: $150 million revolving credit facility (c)	100,000	-
Total debt	$2,394,350	$1,734,775

a)	Senior secured notes
OPTI has US$1,000 million senior secured notes which bear interest at 8.25 percent and mature on December 15, 2014.  These notes are collateralized by a second priority security interest on all OPTI’s existing and future property.  OPTI may redeem up to 35 percent of these notes prior to December 15, 2009 with net proceeds from certain equity offerings.  At any time prior to December 31, 2010, OPTI may redeem these notes at the principal amount, plus the applicable premium and accrued interest and at any time after December 31, 2010, at redemption prices between 104.13 percent and 100 percent of the principal amount.

OPTI also has US$750 million senior secured notes.  These notes bear interest at 7.875 percent and mature December 15, 2014.  The other terms and conditions associated with these notes are substantially the same as the notes described above.

b)	$500 million revolving credit facility
OPTI has a $500 million revolving credit facility due December 15, 2011.  Borrowings under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit. Amounts currently drawn under this facility bear interest at 5.5 percent.  Future borrowings will bear interest at the prime rate, bankers’ acceptance rate or at LIBOR plus a spread above the reference rate between 1.0 percent and 2.5 percent per annum.  This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  The revolving credit facility includes certain conditions precedent to all borrowings which include a sufficient funding test related to the Project.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. - 6 - 2008 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

4. DEBT FACILITIES (CONTINUED)

c)	$150 million revolving credit facility
On June 23, 2008, OPTI established a $150 million revolving credit facility due June 22, 2009.    Borrowings under this facility can take the form of prime rate based loans, bankers’ acceptances, LIBOR loans or letters of credit. Borrowings will bear interest at the prime rate, bankers’ acceptance rate or at LIBOR plus a spread above the reference rate between 1.0 percent and 2.5 percent per annum.  This facility is collateralized by a first priority security interest on all present and after acquired property of OPTI.  This facility includes certain conditions precedent to all borrowings which include a sufficient funding test related to the Project.

5.	OTHER LONG-TERM LIABILITIES

OPTI’s other long-term liabilities consists of the following:

	September 30, 2008	December 31, 2007
Cross currency interest rate swaps (a)	$220	$59,607
Asset retirement obligation	7,672	7,070
Commodity contract liability (b)	2,360	-
	$10,252	$66,677

a) Cross currency interest rate swaps
In relation to OPTI’s U.S. dollar senior secured notes, OPTI has cross currency interest rate swaps to fix a portion of the U.S. dollar interest and principal repayment amounts in Canadian dollars. At the maturity date of the notes in December 2014, the swaps provide for a fixed payment of CDN$928 million in exchange for receipt of US$875 million. The swaps also provide for semi-annual Canadian interest payments until December 2014 at a fixed rate of 8.15 percent based on notional CDN$928 million of debt in exchange for receipt of semi-annual U.S. dollar payments at a fixed rate of 8.25 percent based on a notional US$875 million. As a result of the period end fair value revaluation, an unrealized gain of approximately $65 million has been capitalized to property, plant and equipment during the nine months ended September 30, 2008. See also Note 12 - Subsequent Event.

b) Commodity contract liability
During the first quarter, OPTI purchased put options that provide a minimum price for a portion of its anticipated 2009 production.  OPTI purchased deferred premium put options that provide a US$80 per barrel strike price for 6,000 bbl/d in 2009.  The cost of the put option is paid as the contracts expire and has been recorded as a long-term liability. The total liability is $9 million, of which $2 million is long-term and $7 million is current and has been included in accounts payable and accrued liabilities.  The liability will be increased to the settlement value over the life of the options.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. - 7 - 2008 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

6. SHAREHOLDERS’ EQUITY

a)     Authorized capital stock
Unlimited number of common shares and preferred shares without nominal or par value.

b)	Issued and outstanding capital stock

COMMON SHARES	NUMBER OF SHARES (thousands)	AMOUNT
Balance December 31, 2007	195,356	$1,853,917
Common share options exercised	27	223
Tax effect on flow-through shares		(15,005)
Balance March 31, 2008	195,383	1,839,135
Common share options exercised	243	3,436
Common share warrants exercised	217	3,750
Balance at June 30, 2008	195,843	1,846,321
Common share options exercised	87	1,140
Balance September 30, 2008	195,930	$1,847,461

Call obligations - December 31, 2007 and March 31, 2008		(16,664)
Expiration of call obligations (d)		16,664
Call obligations - June 30 and September 30, 2008		-

TOTAL CAPITAL STOCK - September 30, 2008		$1,847,461

c)     Outstanding stock options
OPTI may grant stock options to executives, certain employees, consultants, and directors as determined by the Board of Directors.  The exercise price of each option is determined by the board based on the market price of OPTI’s common shares at the date of the grant.  Vesting rights are determined at the discretion of the board.  Under OPTI’s plans, options vest at the time of grant or over a five-year period.  Options currently outstanding expire at dates up to 2018.

OPTIONS OUTSTANDING	OPTIONS (thousands)	EXERCISE PRICE PER SHARE
Balance December 31, 2007	7,208	$13.03
Granted	533	16.44
Forfeited	(35)	19.38
Exercised	(27)	7.42
Balance March 31, 2008	7,679	13.24
Granted	87	21.01
Forfeited	(123)	18.15
Exercised	(243)	11.06
Balance June 30, 2008	7,400	13.32
Granted	43	16.77
Forfeited	(233)	17.60
Exercised	(87)	10.97
Balance September 30, 2008	7,123	$13.24

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. - 8 - 2008 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

6. SHAREHOLDERS’ EQUITY (CONTINUED)

d)     Call obligations
On June 30, 2008, $202 million of outstanding call obligations expired unexercised by OPTI.  The call obligations consisted of unconditional and irrevocable call options whereby OPTI, at its option, could have required a subscription for either a convertible preferred share or a common share for the face amount of the call obligation.  The exercise price per share of the call obligations was $2.20 per share.  The amount of the expired call obligations has been included as an adjustment to Deficit.

e)     Outstanding Warrants
At September 30, 2008, OPTI has common share warrants outstanding that entitle the holders to purchase a total of 5,991,000 common shares at a price of $14.75 each. The warrants expire in November 2008.

f)      Contributed surplus
The following outlines changes in contributed surplus:

Balance December 31, 2007	$11,897
Capitalized stock-based compensation	834
Expensed stock-based compensation	494
Stock options exercised	(11)
Balance March 31, 2008	13,214
Capitalized stock-based compensation	844
Expensed stock-based compensation	492
Stock options exercised	(747)
Balance June 30, 2008	13,803
Capitalized stock-based compensation	694
Expensed stock-based compensation	399
Stock options exercised	(272)
Balance September 30, 2008	$14,624

7.	CAPITAL MANAGEMENT

OPTI’s debt facilities set certain limitations on its capital structure primarily through financial covenants including a debt-to-capitalization ratio.  Measurement of the ratios for this purpose is defined in the relevant credit agreement and uses non-GAAP financial measures.  OPTI is presently in compliance with these financial covenants.

OPTI sets internal targets for its financial ratios that are more stringent than the requirements in the debt agreements.  These internal targets support evaluation of the timing and amount of new debt and equity that balance creation of value for stakeholders with the management of risks associated with debt.   Capital funding plans and targets are set annually based on expected growth programs and forecasted financial results for the business.

OPTI’s capital consists of long-term debt, warrants and capital stock.  As we do not have commercial operations, virtually all of our capital to date has resulted from the issuance of debt and equity.  To date, OPTI has been funded with both long-term debt and equity. A description of debt and related changes in the period are detailed in note 4.  Equity capital for OPTI is identified in note 6.

OPTI is a public company and has established access in past transactions to both public and private debt and equity markets.  OPTI anticipates continued long-term access to both the debt and equity markets to fund future growth of the business.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. - 9 - 2008 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

8.	FINANCIAL INSTRUMENTS AND RISK MANAGEMENT

a)	Fair values
OPTI’s financial instruments include cash equivalents, interest reserve account, accounts receivable and accounts payable and accrued liabilities. Due to the short-term nature of the instruments, the carrying values approximate the fair values. The commodity contracts, cross currency interest rate swaps and foreign exchange contracts are considered to be held-for-trading and are recorded at fair value.  OPTI’s senior secured notes and the revolving credit facilities are considered other financial liabilities and are recorded at cost.  At September 30, 2008, the estimated fair value of the notes is US$1,550 million (CDN$1,655 million) and the carrying value of the revolving credit facilities approximates their fair value due to their variable rate and short-term duration of instruments outstanding under the facilities.

b)	Risk management
OPTI provides a risk management discussion as required by the CICA handbook section 3862 “Financial Instruments - Disclosures” on its exposure to and management of credit risk, liquidity risk and market risk in the third quarter 2008 MD&A under the heading “Financial Instruments”.

c)	Foreign exchange forward contract
At September 30, 2008, OPTI has outstanding a forward contract to buy US$200 million and sell  CDN$206.8 million. This transaction was scheduled to settle on December 11, 2008.  Prior to the commencement of commercial operations, any gains or losses in relation to this contract are capitalized to property, plant and equipment. See also Note 12 - Subsequent Event.

d)	Commodity contracts
During the first quarter of 2008, OPTI purchased put options that provide a price floor for a portion of its anticipated 2009 production.  See note 5(b).

9.	COMMITMENTS

a)	Project commitments
OPTI has commitments in relation to the Long Lake Phase 1 and other projects of $49 million at September 30, 2008. Commitment amounts are measured within contracts and purchase orders through letters of intent, scheduled work releases and forecast expenditures for labour and equipment utilization. These commitments will be realized in incurred expenditures over time as certain milestones are met, work is completed, or both.

b)	Capital lease obligations
OPTI has an agreement with Enbridge Pipelines (Athabasca) Inc. that provides for the storage, measurement and transportation of crude oil and other liquids between the Athabasca main line and the Long Lake site.  This agreement is considered to be a capital lease for accounting purposes.  Capital lease payments on this agreement for the next five years are as follows:

2008	$996
2009	4,647
2010	4,647
2011	4,647
2012	4,314
Thereafter	83,665
Total including interest	102,916
Less imputed interest	(72,592)
Principal obligation	$30,324

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. - 10 - 2008 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED

10.	COMPARATIVE FIGURES

Certain of the comparative figures have been reclassified to conform to the presentation adopted in the current period.

11.	SUPPLEMENTAL INFORMATION TO STATEMENT OF CASH FLOW

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Cash interest received	$1,823	$3,416	$10,795	$19,579
Cash interest paid	7,135	6,158	86,876	73,028
Non-cash changes to property, plant and equipment	21,520	(34,965)	60,360	(188,185)
Non-cash changes to capital stock	282	86	(13,426)	(8,356)

	Three months ended September 30		Nine months ended September 30
	2008	2007	2008	2007
Change in non-cash working capital
Accounts and other receivables	$(3,053)	$5,258	$(5,615)	$49
Accounts payable and accrued liabilities	17,274	27,169	(736)	42,845
Net change in non-cash working capital	$14,221	$32,427	$(6,531)	$42,894

Operating activities	$49	$(1,233)	$(1,362)	$1,862
Financing activities	-	(800)	(760)	(5,553)
Investing activities	14,172	34,460	(4,230)	46,585
Net change in non-cash working capital	$14,221	$32,427	$(6,532)	$42,894

12.	SUBSEQUENT EVENT

On October 10, 2008, OPTI settled its existing US$200 million cross currency forward contract which had a rate of $1.03 Canadian dollars per U.S. dollar. OPTI realized a gain of CDN$29 million on October 17, 2008.

On October 15, 2008, OPTI unwound US$875 million of its existing cross currency swaps and entered into new forward contracts for an equivalent notional U.S. dollar value.  The unwinding of the cross currency swap resulted in a gain of CDN$80 million. The new US$800 million forward contracts provides for the purchase of U.S. dollars and the sale of Canadian dollars at a rate of approximately $1.17 Canadian dollars per U.S. dollar with an initial expiry of April 16, 2010.

             NOTES TO FINANCIAL STATEMENTS
           OPTI CANADA INC. - 11 - 2008 Q3 INTERIM REPORT

TABULAR AMOUNTS ARE IN THOUSANDS OF DOLLARS EXCEPT AS NOTED